Supplementing the Preliminary Prospectus
Supplement dated October 13, 2016	Filed Pursuant to Rule 433
(To Prospectus dated January 12, 2015)	Registration No. 333-201445

Ecolab Inc.

$750,000,000 2.700% Notes due 2026

$250,000,000 3.700% Notes due 2046

Pricing Term Sheet

October 13, 2016

Issuer:	Ecolab Inc.
Type of Offering:	SEC Registered (No. 333-201445)
Trade Date:	October 13, 2016
Settlement Date:	October 18, 2016 (T+3)
Anticipated Ratings*:	Baa1 (stable outlook) by Moody’s Investors Service, Inc. A- (stable outlook) by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC
Senior Co-Managers:	MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	Mizuho Securities USA Inc. UniCredit Capital Markets LLC ING Financial Markets LLC The Williams Capital Group, L.P.
Use of Proceeds:

We intend to use the net proceeds from the sale of the notes to repay commercial paper borrowings and, together with additional commercial paper borrowings, our 3.000% senior notes due 2016 at maturity.

Title:	2026 Notes	2046 Notes
Principal Amount:	$750,000,000	$250,000,000
Maturity Date:	November 1, 2026	November 1, 2046
Coupon:	2.700%	3.700%
Interest Payment Dates:	May 1 and November 1, commencing May 1, 2017	May 1 and November 1, commencing May 1, 2017
Price to Public:	99.685%	99.549%
Benchmark Treasury:	UST 1.500% due August 15, 2026	UST 2.500% due May 15, 2046
Benchmark Treasury Price and Yield:	97-28;1.736%	100-17;2.475%
Spread to Benchmark Treasury:	+100 bps	+125 bps
Yield to Maturity:	2.736%	3.725%
Make-Whole Call:	T + 20 bps	T + 25 bps
Par Call:	On or after August 1, 2026	On or after May 1, 2046
CUSIP/ISIN:	278865AV2/US278865AV25	278865AW0/US278865AW08

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037.

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